# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, DC 20549**

_____

# FORM 8-K

# CURRENT REPORT
**Pursuant to Section 13 or 15(d) of**
**the Securities Exchange Act of 1934**

**April 11, 2011**
(Date of Report, Date of Earliest Event Reported)

# Stage Stores, Inc.
(Exact Name of Registrant as Specified in Charter)

**1-14035**
(Commission File Number)

| | |
|---|---|
| **NEVADA** | **91-1826900** |
| (State or Other Jurisdiction of Incorporation) | (I.R.S. Employer Identification No.) |
| **10201 Main Street, Houston, Texas** | **77025** |
| (Address of Principal Executive Offices) | (Zip Code) |

**(800) 579-2302**
(Registrant's Telephone Number, Including Area Code)

**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 1.01          Entry into a Material Definitive Agreement**

On April 11, 2011, Stage Stores, Inc. (the "Company") entered into Employment Agreements with the following executive officers:  Andrew T. Hall, President and Chief Executive Officer, Edward J. Record, Chief Operating Officer, Richard A. Maloney, Chief Merchandising Officer, Ron D. Lucas, Executive Vice President, Human Resources, Steven L. Hunter, Executive Vice President, Chief Information Officer, and Joanne Swartz, Executive Vice President, Sales Promotion and Marketing.   A brief description of the terms and conditions of the Employment Agreements is found in Item 5.02 of this Form 8-K.  Copies of the Employment Agreements will be filed as Exhibits to the Company's Quarterly Report on Form 10-Q to be filed on or before June 9, 2011.

**Item 5.02          Departure of Directors or Certain Officers; Election of Directors;**
**                         Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

**(e)          Entry into Employment Agreements**

On April 11, 2011, the Company entered into Employment Agreements with the executive officers identified in Item 1.01 of this Form 8-K (individually, the "Executive" and collectively, the "Executives").

Under their prior Employment Agreements, the Executives had been entitled to a gross-up payment in the event that any amounts payable to them in connection with a change in control would have been subject to excise tax imposed by Section 4999 of the Internal Revenue Code.  This gross-up payment provision has been eliminated in the new Employment Agreements.

Each of the Employment Agreements is otherwise substantially similar to the form of Employment Agreements to which the Executives were previously a party, except for certain updates and modifications which the Company does not believe to be material.

Among others, the Employment Agreements contain the following terms and conditions:

1.    Term.  The initial term of the Employment Agreement is thirty-six (36) months (the "Initial Term"). Upon the expiration of the Initial Term or any Renewal Period (as hereafter described), the term of employment will automatically be extended for an additional thirty-six (36) month period (a "Renewal Period"), unless either the Company or the Executive notifies the other party in writing at least thirty (30) days prior to the expiration of the Initial Term or the then current Renewal Period that the Employment Agreement will not be extended upon its expiration.

2.    Base Salary.  The Executives will receive the following base salaries per year, or such other rates as the Company's Board of Directors (the "Board") may designate from time to time (the "Base Salary"): Mr. Hall ($850,000), Mr. Record ($572,000), Mr. Maloney ($561,000), Mr. Lucas ($366,000), Mr. Hunter ($400,000), and Ms. Swartz ($345,100). Each Executive's performance will be evaluated annually, generally in March. Any future base salary increases will be based on the Executive's individual performance and will be approved by the Board in its sole discretion.

3.    Incentive Compensation.   For any fiscal year ending during the term of the Employment Agreement, the Board may, but is not obligated to, award incentive compensation to the Executive based upon the Company's operating results for and the Executive's performance during such fiscal year and such other performance objectives, targets and criteria for the Executive that the Board may establish and adjust for that fiscal year (the "Incentive Compensation").  The amount of any Incentive Compensation shall be calculated as a percentage of the Base Salary (current Target Rate is 100% of Base Salary in the case of Mr. Hall, 70% in the case of Messrs. Record and Maloney, and 50% in the case of Messrs. Lucas and Hunter and Ms. Swartz) in effect during that fiscal year, which percentage shall be determined and may be adjusted by the Board (the "Target Rate") based on such results, performance and objectives.  The current maximum potential Incentive Compensation amounts are 200% of Base Salary in the case of Mr. Hall, 140% in the case of Messrs. Record and Maloney, and 100% in the case of Messrs. Lucas and Hunter and Ms. Swartz).

4.   <u>Medical, Dental and Other Benefits</u>. The Executives are eligible to enroll and participate in any and all benefit plans the Company provides to its senior level executives.

5.   <u>Automobile Allowance</u>.   The Company will provide each of the Executives with an automobile allowance in the amount of $1,000 per month to be allocated in the Executive's discretion, or such other amounts designated by the Board.

6.   <u>Financial Planning Allowance</u>.   The Company will pay the Executives an allowance for any expense incurred by them in the preparation of taxes, estate planning or financial counseling in the following amounts per calendar year, or such other annual amounts designated by the Board: Mr. Hall ($10,000), Messrs. Record and Maloney ($7,500), and Messrs. Lucas and Hunter and Ms. Swartz ($5,000).

7.   <u>Termination Benefits</u>.   The Executives are entitled to certain severance benefits as set forth in the Employment Agreement in the event that they resign for good reason or the Company terminates their employment without good cause. Upon such termination, the Executive will be entitled to receive: (i) earned and unpaid Base Salary and certain fringe benefits accrued and unpaid through the date of termination, (ii) two times in the case of Mr. Hall, one and one-half times in the case of Messrs. Record and Maloney and one times in the case of Messrs. Lucas and Hunter and Ms. Swartz the aggregate of (x) his or her Base Salary plus (y) his or her Incentive Compensation at the Target Rate in effect as of the date of termination, and (iii) any Incentive Compensation for the fiscal year in which the termination occurs pro-rated through the date of termination; provided, however, the Executive will not receive any portion of the Incentive Compensation under this clause (iii) unless the Board determines that the Executive would have been entitled to receive any Incentive Compensation for the fiscal year in which the termination occurred.

8.   <u>Change in Control</u>. If a change in control occurs, and during the period beginning 6 months before and ending 24 months after the change in control, the Company or its successor terminates the Employment Agreement without good cause or the Executive terminates his or her employment with the Company or its successor with good reason, the Executive will be entitled to receive (i) earned and unpaid Base Salary and certain fringe benefits accrued and unpaid, through the date of termination of employment,  (ii) three times (two times in the case of Messrs. Lucas and Hunter and Ms. Swartz) the aggregate of (x) his or her Base Salary plus (y) the Incentive Compensation at the Target Rate in effect as of the date of the termination, and (iii) any Incentive Compensation for the fiscal year in which termination occurs pro-rated through the date of termination at the Target Rate.

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

**STAGE STORES, INC.**

<u>April 15, 2011</u>                                             /s/ Edward J. Record
   (Date)                                                Edward J. Record
                                                      Chief Operating Officer